UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                    SEC FILE NUMBER
                                    0-28370
                                    CUSIP NUMBER
                                    none
(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
        For Quarterly Period Ended:  December 31, 2004

|_| Transition Report on Form  10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
        For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
        Full Name of Registrant

                 WNC HOUSING TAX CREDIT FUND IV, L.P. - Series 2

                            Former Name if Applicable

                     Address of Principal Executive Office
                  (Street and Number) City, State and Zip Code

              17782 Sky Park Circle, Irvine, California, 92614-6404

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Some of the limited partnerships in which the registrant has investments have yet to provide financial information as required under the terms of the respective partnership agreements. That information is critical to the registrant's completion of its financial statements and the filing of a complete Form 10-Q. Every effort is being made to obtain this information and the registrant will file its quarterly report as quickly as possible.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notificatiqon.

       Thomas J.Riha
     (714)  662-5565 ext.114

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

        Form 10-K Annual Report for the year ended March 31, 2004
        Form 10-Q Quarterly Report for the quarterly period ended June 30, 2004 Form 10-Q Quarterly Report for the quarterly period ended September 30, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     WNC HOUSING TAX CREDIT FUND IV, L.P. - Series 2 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

WNC HOUSING TAX CREDIT FUND IV, L.P. - Series 2

By:  WNC Tax Credit Partners IV, L.P.       General Partner

By:  WNC & Associates, Inc.  General Partner




By:   /s/ Thomas J. Riha
     ----------------------
Thomas J. Riha      Vice President - Chief Financial Officer

Date: February 14, 2005